UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)*

RUBICON MINERALS CORPORATION

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

780911103

(CUSIP Number)

Evanachan Limited

99 George Street, 3rd Floor

Toronto, Ontario

Canada M5A 2N4

(647) 258-0408

With copies to:

George A. Hagerty, Esq.

Hogan & Hartson L.L.P.

1200 Seventeenth Street, Suite 1500

Denver, Colorado 80202

(303) 899-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 780911103

1.	Names of Reporting Persons Evanachan Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canadian corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares (2)

	8.	Shared Voting Power 47,895,486 shares (3)

	9.	Sole Dispositive Power -0- shares (2)

	10.	Shared Dispositive Power 47,895,486 shares (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,750,000 shares (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (4)

13.	Percent of Class Represented by Amount in Row (11) 20.1% (5)

14.	Type of Reporting Person (See Instructions) CO

(1) As a result of (a) Robert Ross McEwen’s (“Mr. McEwen”) ownership interests in Evanachan Limited, a corporation organized under the laws of Ontario, Canada (“Evanachan”), McEwen Trading LP, a limited partnership organized under the laws of Ontario, Canada (“McEwen Trading”) and Lexam Explorations Inc., a corporation organized under the laws of Canada (“Lexam”) (such ownership in Evanachan, McEwen Trading and Lexam collectively being the “McEwen Ownership Interests”), (b) the terms of the Agreement for the Purchase and Sale of Mineral Interests and Financing of Rubicon Minerals Corporation (“Rubicon”), dated May 18, 2007 (the “Purchase Agreement”) and (c) Rule 13d-5(b)(1) (“Rule 13d-5(b)(1)”) of the Exchange Act of 1934, as amended (the “Exchange Act”), Mr. McEwen, Evanachan, McEwen Trading and Lexam Explorations (U.S.A.) Inc. (“Lexam U.S.A.”), a Colorado corporation and indirectly wholly-owned subsidiary of Lexam, may be deemed to be a “group” and such “group” may be deemed to have acquired beneficial ownership for purposes of Section 13(d) of the Exchange Act, of all of the common shares (the “Common Shares”) of Rubicon deemed beneficially owned by such “group.”  For purposes of this Amendment No. 4 to Schedule 13D, Evanachan does not affirm the existence of such group that includes Lexam U.S.A.

(2) Evanachan is 100% owned by Mr. McEwen.  Because of such relationship, Mr. McEwen may be deemed to have voting and dispositive power over the Common Shares held by Evanachan and as a result, be deemed to be the beneficial owner of Common Shares deemed to be beneficially owned by Evanachan.

(3) As a result of (a) the McEwen Ownership Interests, (b) the Purchase Agreement and (c) Rule 13d-5(b)(1) (as more fully described in footnote (1) above), the following Common Shares that Evanachan may be deemed to beneficially own include 47,895,486 Common Shares that Mr. McEwen may be deemed to beneficially own, which consist of: (i) 38,750,000 Common Shares held by Evanachan, (ii) 6,964,357 Common Shares held by McEwen Trading, and (iii) 2,181,129 Common Shares held by Lexam U.S.A., a company that is indirectly owned by Lexam, a company in which, as of September 29, 2009, Mr. McEwen owns 49.4% of the outstanding common shares.

(4) As described in footnote (1) above and the Explanatory Note below, Evanachan may be deemed to be part of a group with Lexam U.S.A., McEwen Trading and Mr. McEwen, and such group may be deemed to beneficially own, in the aggregate, 47,895,486 Common Shares.  Evanachan expressly disclaims beneficial ownership with respect to the Common Shares deemed to be beneficially owned by Lexam U.S.A., McEwen Trading and Mr. McEwen, except to the extent of Evanachan’s direct pecuniary interest therein.

(5) Such approximate percentage was based on information filed by Rubicon with the Securities and Exchange Commission (the “SEC”).  As described in footnote (1) above and the Explanatory Note below, Evanachan may be deemed to be part of a group with Lexam U.S.A., McEwen Trading and Mr. McEwen, and such group may be deemed to beneficially own, in the aggregate, 47,895,486 Common Shares.  Evanachan expressly disclaims beneficial ownership with respect to the Common Shares deemed to be beneficially owned by Lexam U.S.A., McEwen Trading and Mr. McEwen, except to the extent of Evanachan’s direct pecuniary interest therein.

CUSIP No. 780911103

EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13D (“Amendment No. 4 to Schedule 13D”) relating to the common shares, no par value per share (the “Common Shares”) of Rubicon Minerals Corporation (“Rubicon”) is being filed individually by Evanachan Limited, a corporation organized under the laws of Ontario, Canada (“Evanachan”) pursuant to Rule 13d-1(k)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to reflect the disposition by Lexam U.S.A. of Common Shares, as more fully described in Item 5.

As a result of (a) Robert Ross McEwen’s (“Mr. McEwen”) 100% interest in Evanachan, 97% ownership interest in McEwen Trading and ownership in Lexam Explorations Inc., a corporation organized under the laws of Ontario, Canada (“Lexam”) (as more fully described in this Explanatory Note below) (such ownership in Evanachan, McEwen Trading and Lexam collectively being the “McEwen Ownership Interests”), (b) the terms of the Purchase Agreement (as more fully described in footnote (1) above) and (c) Rule 13d-5(b)(1) of the Exchange Act (“Rule 13d-5(b)(1)”), Mr. McEwen, Evanachan, McEwen Trading and Lexam U.S.A. may be deemed to be a “group” and such “group” may be deemed to have acquired beneficial ownership for purposes of Section 13(d) of the Exchange Act, of all of the Common Shares beneficially owned by such “group.”  Lexam U.S.A. is indirectly wholly-owned by Lexam, a Canadian public company that is traded on the TSX Venture Exchange and in which, as of September 29, 2009, Mr. McEwen owns 49.4% of the outstanding common shares.  For purposes of this Amendment No. 4 to Schedule 13D, Evanachan does not affirm the existence of such group that includes Lexam U.S.A.

As a result of (a) the McEwen Ownership Interests, (b) the Purchase Agreement and (c) Rule 13d-5(b)(1), Evanachan may be deemed to beneficially own the Common Shares, in the aggregate, beneficially owned by Lexam U.S.A., McEwen Trading and Mr. McEwen.  Evanachan expressly disclaims beneficial ownership with respect to the Common Shares beneficially owned by Lexam U.S.A, McEwen Trading and Mr. McEwen, except to the extent of Evanachan’s direct pecuniary interest therein.

Item 4.	Purpose of Transaction

Item 4 is hereby amended as follows:

(a)        Lexam U.S.A. disposed of Common Shares as described in Item 5 to this Amendment No. 4 to Schedule 13D to fund working capital for its exploration activities and general operations.

The disposition of Common Shares by Lexam U.S.A. does not reflect the views of Lexam U.S.A., Evanachan, McEwen Trading or Mr. McEwen regarding Rubicon’s current or future business prospects.  Mr. McEwen beneficially owns 45,714,357 Common Shares (excluding the Common Shares beneficially owned by Lexam U.S.A., the beneficial ownership of which Mr. McEwen disclaims pursuant to Rule 13d-4 of the Exchange Act, except to the extent of his direct or indirect pecuniary interest therein) and has no current intention to dispose of any of his Common Shares.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a)        As a result of the Purchase Agreement and Rules 13d-3(d)(1)(i) and 13d-5(b)(1) of the Exchange Act, each of Mr. McEwen, Evanachan, McEwen Trading and Lexam U.S.A. may be deemed to have acquired beneficial ownership of 61,696,428 Common Shares (as adjusted for rounding) acquired by Evanachan, McEwen Trading and Lexam U.S.A. on May 18, 2007.  After Lexam U.S.A.’s disposition of 1,944,200 Common Shares reported in Amendment No. 1 to Schedule 13D, filed with the SEC on February 21, 2008 (“Amendment No. 1 to Schedule 13D”), Lexam U.S.A.’s disposition of 2,073,900 Common Shares as reported in Amendment No. 2 to Schedule 13D, filed with the SEC on November 3, 2008 (“Amendment No. 2 to Schedule 13D”), Evanachan’s disposition of warrants to purchase 3,660,714 Common Shares as reported in Amendment No. 3 to Schedule 13D (“Amendment 3 to Schedule 13D”), McEwen Trading’s disposition of warrants to purchase 3,571,421 Common Shares as reported in Amendment No. 3 to Schedule 13D, McEwen Trading’s disposition of 178,500 Common Shares as reported in Amendment No. 3 to Schedule 13D, Lexam U.S.A.’s disposition of 148,000 Common Shares

CUSIP No. 780911103

as reported in Amendment No. 3 to Schedule 13D, and Lexam U.S.A.’s disposition of 2,224,200 Common Shares as reported in this Amendment No. 4 to Schedule 13D, each of Mr. McEwen, Evanachan, McEwen Trading and Lexam U.S.A. may be deemed to have beneficial ownership of 47,895,486 Common Shares, which represents approximately 24.9% of the outstanding Common Shares, which includes:

(i)            38,750,000 Common Shares held by Evanachan, a company wholly owned by Mr. McEwen,

(ii)           6,964,357 Common Shares held by McEwen Trading, a limited partnership 97% owned by Mr. McEwen, and

(iii)          2,181,129 Common Shares held by Lexam U.S.A., a company that is indirectly owned by Lexam, a Canadian public company traded on the TSX Venture Exchange and of which, as of September 29, 2009, Mr. McEwen owns 49.4% of the outstanding common shares.

After Lexam U.S.A.’s disposition of 2,224,200 Common Shares, Lexam U.S.A. beneficially owns (and therefore Lexam may be deemed to beneficially own) 2,181,129 Common Shares, which represents approximately 1.1% of the Common Shares, and which beneficial ownership excludes Common Shares beneficially owned by Mr. McEwen, Evanachan and McEwen Trading, the beneficial ownership of which Lexam U.S.A. and Lexam disclaim pursuant to Rule 13d-4 of the Exchange Act, except to the extent of Lexam U.S.A.’s direct pecuniary interest therein.

Evanachan beneficially owns 38,750,000 Common Shares, which represents approximately 20.1% of the Common Shares, and which beneficial ownership excludes the Common Shares beneficially owned by McEwen Trading and Lexam U.S.A., the beneficial ownership of which Evanachan disclaims pursuant to Rule 13d-4 of the Exchange Act, except to the extent of Evanachan’s direct pecuniary interest therein.

Mr. McEwen beneficially owns 45,714,357 Common Shares, which represents approximately 23.8% of the Common Shares, and which beneficial ownership excludes the Common Shares beneficially owned by Lexam U.S.A., the beneficial ownership of which Mr. McEwen disclaims pursuant to Rule 13d-4 of the Exchange Act, except to the extent of his direct or indirect pecuniary interest therein.

McEwen Trading beneficially owns 6,964,357 Common Shares, which represents approximately 3.6% of the Common Shares, and which beneficial ownership excludes the Common Shares beneficially owned by Evanachan and Lexam U.S.A., the beneficial ownership of which McEwen Trading disclaims pursuant to Rule 13D-4 of the Exchange Act, except to the extent of McEwen Trading’s direct pecuniary interest therein.

Although neither McEwen Trading nor Evanachan has disposed of any Common Shares, the percentage of ownership that each of McEwen Trading, Evanachan and Mr. McEwen may be deemed to beneficially own (excluding Common Shares not owned by each such person) has decreased since such person’s Amendment No. 3 to Schedule 13D, but only as a result of an increase in Rubicon’s reported issued and outstanding Common Shares.

(b)        The information contained on the cover page to this Amendment No. 4 to Schedule 13D is incorporated by reference to this Item 5(b).

(c)        Lexam U.S.A. disposed of 2,224,200 Common Shares between April 24, 2009 and September 29, 2009.

(d)        The information contained in the Explanatory Note and Item 5(a) of this Amendment No. 4 to Schedule 13D is incorporated by reference to this Item 5(b).

CUSIP No. 780911103

Item 7.	Material to be Filed as Exhibits
Item 7 is hereby amended to add the following: Exhibit 5: Power of Attorney, dated October 8, 2009, executed by Robert R. McEwen appointing Stefan M. Spears as attorney-in-fact.

CUSIP No. 780911103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2009	EVANACHAN LIMITED

	By:	Robert Ross McEwen
	Title:	Director and President

	By:	/s/ Stefan M. Spears(6)
	Title:	Attorney-in-Fact

(6) Robert R. McEwen executed a Power of Attorney that authorizes Stefan M. Spears to sign this Amendment No. 4 on his behalf as an individual and on his behalf as Director and President of Evanachan Limited.  A copy of the Power of Attorney is filed as Exhibit 5 to this Amendment No. 4.